Filing under Rule 425 under

the Securities Act of 1933

Filing by: Mercer International Inc.

Subject Company: Fibrek Inc.

SEC File No. of Mercer International Inc.: 000-51826

For Immediate Release

MERCER INTERNATIONAL ANNOUNCES THAT SUPREME COURT OF CANADA DENIES

LEAVE TO APPEAL

NEW YORK, NY, April 18, 2012 – Mercer International Inc. (Nasdaq: MERC, TSX: MRI.U) (“Mercer”) announced that the Supreme Court of Canada has denied Fibrek Inc.’s (“Fibrek”) and Mercer’s applications for leave to appeal the Québec Court of Appeal’s decision to maintain the cease trade order of the Bureau de décision et de revision (Québec) in respect of the previously announced private placement of “special warrants” by Fibrek.

Any questions or requests for further information respecting the Mercer’s offer for all of the common shares of Fibrek should be directed to Laurel Hill Advisory Group Company, the information agent under the offer, at 1-877-304-0211 (toll free in North America) or 1-416-304-0211 (collect calls) or by email at assistance@laurelhill.com.

Important Notice

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Mercer has filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, as amended in connection with the proposed transaction. INVESTORS AND SECURITYHOLDERS OF MERCER AND FIBREK ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents will be available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. Such documents may also be obtained for free on Mercer’s website at www.mercerint.com.

About Mercer

Mercer International Inc. is a global pulp manufacturing company. Mercer operates three NBSK pulp mills with a consolidated annual production capacity of 1.5 million tons. To obtain further information on the company, please visit its web site at www.mercerint.com.

Forward-Looking Statements

The preceding includes forward looking statements, including statements regarding our ability to complete our offer for the common shares of Fibrek Inc. and other contemplated transactions. Actual results and outcomes may differ materially from what is expressed or forecasted in these forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Among those factors which could cause actual results to differ materially are the following: uncertainties as to the timing of the offer and satisfaction of the conditions thereto, the outcome of any proceedings, our and Fibrek’s ability to obtain required consents and approvals in connection with the transactions, the business of Fibrek and Mercer may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the highly cyclical nature of our business, raw material costs, our level of indebtedness, competition, foreign exchange and interest rate fluctuations, our use of derivatives, expenditures for capital projects, environmental regulation and compliance, disruptions to our production, market conditions and other risk factors listed from time to time in our SEC reports.

APPROVED BY: Jimmy S.H. Lee Chairman & President (604) 684-1099	David M. Gandossi Executive Vice-President & Chief Financial Officer (604) 684-1099

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